LABURNUM VENTURES INC.
1889 Matthews Avenue
Vancouver, British Columbia, Canada V6J 5M5
Tel: (604) 731-7777

June 7, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Maureen Bauer, Staff Accountant

Dear Ms. Bauer:

Re:	Laburnum Ventures Inc. (the “Company”)
Registration Statement on Form SB-2 - 333-131953

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. (Eastern Standard Time) on June 12, 2006, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

LABURNUM VENTURES INC.

/s/ Thomas R. Brown
___________________________
THOMAS R. BROWN
President and Chief Executive Officer